[redacted]

SEC 08050187 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) AL (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Barrett (205) 268-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

1901 Sixth Avenue North, Suite 1600, (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 25 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

MY COMMISSION EXPIRES SEPTEMBER 13, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of Investment Distributors, Inc.

In our opinion, the accompanying statement of financial condition and related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Investment Distributors, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 757,154
Commissions receivable	1,465,720
Other receivables	251,868
	$ 2,474,742
Liabilities and Stockholder's Equity	
Commissions payable	$ 1,465,720
Due to affiliates, net	148,915
Current income taxes payable	38,537
	1,653,172
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	749,000
Retained earnings	71,570
	821,570
	$ 2,474,742

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is wholly owned by Protective Life Corporation ("PLC") and serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a subsidiary of PLC) ("PLICO") and Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"). These products include variable annuities and modified guaranteed annuities issued by PLICO and PLAIC, along with variable universal life products issued by PLICO.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Commissions and Fees
Commission revenue and expense is recognized when the underlying contracts have been issued. The Company recognizes 12b-1 fees when earned.

Management Fees
Management fees are paid to PLICO in exchange for management and administrative services provided to the Company. These expenses are recognized when incurred.

Other Receivables
Other receivables are comprised primarily of advances to the Company's representatives and accrued commissions, including 12b-1 fees.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes.* Under a tax allocation agreement, PLC allocates current and deferred taxes to each member as if it were a separate taxpayer.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit

worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Statement of Changes in Subordinated Liabilities
The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a – 5 of the Securities Exchange Act of 1934 since no such liabilities existed at December 31, 2005, or during the year then ended.

3. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLC coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

In accordance with an administrative services agreement, the Company receives management and administrative services from PLC, including allocations for various overhead costs. The Company recognized approximately $22,000 of related expenses in 2005.

The Company earned substantially all of its commissions, excluding 12b-1 fees, from affiliated life insurance companies during the year ended December 31, 2005. Included in these amounts are commissions of approximately $2,500,000, which were paid to PLC's wholly owned broker-dealer, ProEquities, Inc. during 2005.

4. Income Taxes

There were no temporary differences at December 31, 2005 and, therefore, no resulting deferred tax assets or liabilities. The Company recognized approximately $39,000 of current income tax expense in 2005. This amount was accrued at December 31, 2005 in current income taxes payable.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had computed net capital of approximately $570,000 which was approximately $460,000 in excess of its required net capital of approximately $110,000. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2005 was 2.9 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).